UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 11 — K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14959 Brady Corporation
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMED CO., INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

EMED Co., Inc. 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedules as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

EMED CO., INC. 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
EMED Co., Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of EMED Co., Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 22, 2007

EMED CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Cash	$29	$—
Mutual funds	4,582,833	4,005,798
Common collective trust fund	17,986	24,758
Brady Corporation common stock	—	614
Participant loans	96,282	110,489

Total investments — at fair value	4,697,130	4,141,659

Receivables:
Employer contributions	222,566	236,508
Interest income	9,574	—

Total receivables	232,140	236,508

Total assets	4,929,270	4,378,167

LIABILITIES — Excess contributions payable	2,482	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,926,788	4,378,167

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	114	(40)

NET ASSETS AVAILABLE FOR BENEFITS	$4,926,902	$4,378,127

See notes to financial statements.

EMED CO., INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Participant	$321,573	$371,237
Employer	222,566	236,508
Rollover	1,641	5,780

Total contributions	545,780	613,525

Investment income:
Net appreciation in fair value of investments	350,184	58,497
Interest and dividends	191,398	176,165

Net investment income	541,582	234,662

Total additions	1,087,362	848,187

DEDUCTIONS:
Benefits paid to participants	515,501	252,328
Administrative expenses	23,086	16,678

Total deductions	538,587	269,006

INCREASE IN NET ASSETS	548,775	579,181

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,378,127	3,798,946

End of year	$4,926,902	$4,378,127

See notes to financial statements.

EMED CO., INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF THE PLAN

The following description of the EMED Co., Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering all full-time employees of EMED Co., Inc. (the “Company”) who have three months of service and are age twenty-one or older. The Company controls and manages the operation and administration of the Plan. On July 8, 2005, the Company replaced Expert Plan, the former recordkeeper, and Matrix Capital Bank Trust, the former custodian, with PNC Bank, N.A. (“PNC”), who currently serves as the recordkeeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Additional amounts may be contributed by the Company at the discretion of the Company’s board of directors. Discretionary contributions of $222,566 and $236,508 were made for the years ended December 31, 2006 and 2005, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company discretionary contributions, participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment options including twelve equity funds, one common collective trust fund, one bond fund, two money market funds, and Brady Corporation Class A Nonvoting Common Stock. Effective July 8, 2005, participants were first offered the option to invest in Brady Corporation Class A Nonvoting Common Stock.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is vested based on the following vesting schedule: 10% at 1 year, 20% at 2 years, 40% at 3 years, 60% at 4 years, 80% at 5 years, and 100% at 6 years of service. The participants’ share of the Company’s contribution becomes fully vested, in any event, upon normal retirement at age 65, early retirement at age 57 with 7 years of service completed, termination due to permanent or total disability or death, or termination of the Plan.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Interest rates range from 6% to 8% for outstanding loans as of December 31, 2006.

Payment of Benefits — On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts — At December 31, 2006 and 2005, forfeited nonvested accounts totaled $15,311 and $30,520, respectively. These amounts were used to reduce employer contribution receivables as of December 31, 2006 and 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments such as mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at quoted market prices. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

One of the investment options available in the Plan is the PNC Investment Contract Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“SGICs”). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair value for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2006 and 2005.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were excess contributions for the year ended December 31, 2006, in the amount of $2,482.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
LSV Value Equity Fund	$967,173	$—
Fidelity Advisors Equity Growth Fund	953,792	928,214
Fidelity Advisors Intermediate Bond Fund	718,957	695,113
Fidelity Diversified International Fund	607,886	475,008
Blackrock Small Cap Growth Equity Portfolio*	486,429	405,184
American Century Small Cap Value Fund	369,426	320,324

*	Party-in-interest.

During the year ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Equity fund	$351,358	$68,948
Bond fund	(1,452)	(12,575)
Money market fund	—	1,665
Common collective trust fund	264	384
Brady Corporation common stock	14	75

Net appreciation in fair value of investments	$350,184	$58,497

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by PNC. PNC received an opinion letter from the Internal Revenue Service (“IRS”), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock. Certain plan investments represent shares of mutual funds and common collective trust funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. At December 31, 2005, the Plan held 17 shares of common stock of Brady Corporation, the parent of the sponsoring employer, with a cost basis of $540. The Plan held no shares of Brady Corporation stock at December 31, 2006. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $2 in each of the respective years.

7.	RECONCILIATION TO FORM 5500

For 2006, net assets available for benefits in the accompanying financial statements are reported at contract value, however, they are recorded at fair value in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 to be filed by the Company:

2006
Net assets available for benefits per financial statements	$4,926,902
Adjustments:
Contract value to fair value for fully benefit-responsive investment contracts	(114)

Amounts reported per Form 5500	$4,926,788

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 to be filed by the Company for 2006:

2006
Amounts reported per financial statements	$548,775
Adjustments:
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	$(114)

Amounts reported per Form 5500	$548,661

8.	SUBSEQUENT EVENTS

Effective April 1, 2007, the Plan was amended to allow participants to irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and treated as includible in the computation of the participant’s personal income. As the amounts are contributed after-tax, the deferrals and, in most cases, earnings on the deferrals will not be subject to Federal income taxes when distributed to the participants, as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under the law.

As reported in the supplemental schedule, Form 5500, Schedule H, Part IV, Question 4a, the Company remitted participant contributions totaling $71,579 to the trustee later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
* * * * * *

SUPPLEMENTAL SCHEDULES
FURNISHED PURSUANT TO THE
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

EMED CO., INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Fair
Description	Value
EQUITY FUNDS:
LSV Value Equity Fund	$967,173
Fidelity Advisors Equity Growth Fund	953,792
Fidelity Diversified International Fund	607,886
Blackrock Small Cap Growth Equity Portfolio*	486,429
American Century Small Cap Value Fund	369,426
MFS Emerging Markets Equity Fund	143,506
Vanguard Institutional Index Fund	124,898
T Rowe Price Retirement 2040	40,122
T Rowe Price Retirement 2030	21,901
PIMCO Commodity Real Return	18,254
T Rowe Price Retirement 2010	9,304
T Rowe Price Retirement 2020	6,989

3,749,680

COMMON COLLECTIVE TRUST FUND —
PNC Investment Contract Fund*	17,986

BOND FUND —
Fidelity Advisors Intermediate Bond Fund	718,957

MONEY MARKET FUNDS:
Blackrock Money Market Portfolio*	113,979
Brady Stock Liquidity Fund*	217

114,196

CASH	29

PARTICIPANT LOANS — (maturing through 2035, at interest rates of 6% to 8%)*	96,282

TOTAL ASSETS (HELD AT END OF YEAR)	$4,697,130

*	Party-in-interest.

EMED CO., INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Relationship to Plan,
Identity of Party	Employer, or Other	Description of
Involved	Party-in-Interest	Transactions	Amount
EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The September 22, 2006 participant contribution was deposited on October 6, 2006.	$23,866

EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The September 29, 2006 participant contribution was deposited on October 6, 2006.	$6,758

EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The October 13, 2006 participant contribution was deposited on October 20, 2006.	$11,907

EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The October 27, 2006 participant contribution was deposited on November 7, 2006.	$13,460

EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The November 24, 2006 participant contribution was deposited on December 14, 2006.	$13,851

EMED Co., Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The November 10, 2006 participant contribution was deposited on June 18, 2007.	$1,737

		Total	$71,579

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMED CO., INC. 401(k) PLAN
Date: June 29, 2007	/s/ GARY VOSE
Gary Vose
Plan Administrative Committee Member